Exhibit 99.1

PRESS RELEASE
Aspen Reports Results for the Three and Twelve Months Ended December 31, 2024
Net Income Available to Ordinary Shareholders of $235 million and Operating Income** of $145 million for the Three Months Ended December 31, 2024
Net Income Available to Ordinary Shareholders of $431 million and Operating Income** of $433 million for the Twelve Months Ended December 31, 2024
Annualized Operating Return on Average Equity** of 24.8% and Adjusted Combined Ratio** of 83.4% for the Three Months Ended December 31, 2024
Operating Return on Average Equity** of 19.4% and Adjusted Combined Ratio** of 86.8% for the Twelve Months Ended December 31, 2024

Hamilton, Bermuda, February 27, 2025 - Aspen Insurance Holdings Limited (“Aspen,” the “Company,” “we,” or “us”) today reported results for the three and twelve months ended December 31, 2024.

Mark Cloutier, Executive Chairman and Group Chief Executive Officer, commented: “2024 has seen Aspen deliver yet another excellent set of results driven by healthy performance from each of our powerful earnings engines, underwriting, investments, and capital markets. 2025 is set to be an important year for Aspen, and one we enter with confidence with the business now demonstrating sustained strong performance.

In a year challenged by several industry-wide major loss events, these results demonstrate how Aspen’s expert and disciplined underwriting, consistent investment performance and a growing contribution from Aspen Capital Markets are enabling us to successfully deliver against our strategy, resulting in an operating return on average equity of 19.4%**.

Ongoing political uncertainty and accelerated changes in technology, as well as a significant number of natural and weather-related catastrophes that are affecting millions of people, mean that the risk environment has never been more complex or challenging. I am proud of the role we at Aspen play in helping people, organizations and communities manage risk and recover from often tragic losses. Looking forward, we believe we have the product and service offerings, culture, market standing, and risk appetite that position us very well to continue to deliver much needed solutions to our customers and trading partners, while also achieving sustainable growth and consistent returns for our shareholders across a broad spectrum of industry loss event sets and market trading conditions.

In the aftermath of the California Wildfires, our thoughts remain with the communities affected, and we are committed to playing our part in the recovery and rebuild. As a result of our careful and balanced approach to managing our risk portfolio, Aspen’s exposure to the California Wildfires is limited and falls within expectations. The California Wildfires, net of reinsurance and reinstatement premiums, are expected to generate claims in the range of $50 to $75 million, based on our modelled loss projections and exposure analysis, at an industry loss estimate in the range of $35 to $45 billion, and this impact will be included in Aspen’s first quarter results.”
* Reflected in our underwriting result as a reduction to acquisition costs.
** Non-GAAP financial measures are used throughout this release, such as operating income, annualized operating return on average equity, underwriting income, adjusted underwriting income and adjusted combined ratio. These are non-GAAP financial measures as defined in SEC Regulation G. For additional information and reconciliation of non-GAAP financial measures, refer to the end of this press release. Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.

Christian Dunleavy, Group President, said: “For the twelve months ended December 31, 2024, we saw gross written premiums grow by 16.2% to $4.6 billion. Aspen Capital Markets generated fee income of $169 million*, an increase of 24.8%, while net investment income grew 15.3% to $318 million. The resulting operating income of $433 million** represents an increase of 17.7% over the prior year. All of these results reinforce our core strategies and underscore the relevance and importance of our platforms, products, and service offerings in their respective markets.

Alongside the strong, profitable growth we have achieved in 2024, we have maintained excellent underwriting performance, with an adjusted combined ratio of 86.8%** and adjusted underwriting income increasing by 7.2% to $381 million**. This performance is testament to our proactive portfolio construction, our distribution network and Aspen’s ability to nimbly allocate risk across our platforms, enhanced by Aspen Capital Markets, in response to the needs of our customers. Underpinned by our balance sheet strength, we are well placed to grow where we see opportunity, while delivering sustainable underwriting profitability for our shareholders.”

Consolidated Highlights for the Three and Twelve Months Ended December 31, 2024

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2024	2023	Change	2024	2023	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Gross written premiums	$1,010.7	$859.7	17.6%	$4,609.3	$3,967.6	16.2%
Net written premiums	$717.0	$602.8	18.9%	$2,942.6	$2,581.9	14.0%
Net earned premiums	$820.3	$667.1	23.0%	$2,889.7	$2,614.5	10.5%
Underwriting income (1)	$143.0	$70.5	102.8%	$345.8	$326.8	5.8%
Adjusted underwriting income (1)	$136.3	$104.8	30.1%	$380.8	$355.3	7.2%

Net investment income	$79.1	$68.4		$318.0	$275.7
Net realized and unrealized investment (losses)/gains	(28.5)	(1.7)		(49.5)	14.5
Interest expense	(11.1)	(14.1)		(62.1)	(55.2)
Corporate and other expenses	(14.0)	(28.3)		(97.3)	(114.0)
Non-operating expenses	(10.6)	(24.3)		(29.9)	(35.1)
Net realized and unrealized foreign exchange gains/(losses)	36.6	(14.5)		39.1	(10.1)
Income tax benefit	54.1	173.5		22.0	132.1
Net income	$248.6	$229.5		$486.1	$534.7
Net income available to ordinary shareholders	$234.8	$215.6		$431.2	$484.8

Loss ratio	53.5%	60.8%		59.4%	59.4%
Expense ratio	29.0%	28.6%		28.5%	28.1%
Combined ratio	82.5%	89.4%		87.9%	87.5%
Adjusted combined ratio (1)	83.4%	84.3%		86.8%	86.4%

Operating income (1)	$145.0	$97.6		$432.5	$367.6
Annualized operating return on average equity (1)	24.8%	20.0%		19.4%	20.2%
(1) Underwriting income, adjusted underwriting income, adjusted combined ratio, operating income and annualized operating return on average equity are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures and a discussion of the rationale for the presentation of these items is provided later in this press release.

Aspen Group Consolidated Results
Aspen is a specialty (re)insurer focused on generating consistent returns for our shareholders. Our ‘One Aspen’ approach is designed to provide bespoke solutions to complex issues by bringing together our expertise spanning different lines of business, segments and platforms, enabling us to develop enhanced and differentiated offerings to our distribution partners and customers. We are organized across two segments: Insurance and Reinsurance. We adopt a dynamic capital allocation approach, utilizing our platforms across the U.S., U.K., Lloyd’s and Bermuda to match risk with the most appropriate source of capital. In addition, through our Aspen Capital Markets team, Aspen generates fee income, which benefits our underwriting results, by offering investors access to Aspen’s specialty insurance and reinsurance portfolios.

During 2024, the Company continued its targeted growth in premium and consistent improvements across investment and operating income.
Consolidated Highlights for the Three Months Ended December 31, 2024
•The Group continued its robust performance with a combined ratio of 82.5% and underwriting income of $143 million despite the impact of significant industry loss activity in the quarter, notably Hurricane Milton. On an adjusted basis, underwriting income was $136 million, with an adjusted combined ratio of 83.4%.
•Operating income was $145 million in the quarter, resulting in an annualized operating return on average equity of 24.8%.
•Gross written premiums increased by $151 million, with growth across both segments. This was predominantly driven by significant growth in the Insurance segment, from growth in partnership arrangements and maximizing on opportunities within Casualty lines. Reinsurance has also seen growth across Casualty Reinsurance driven by strong market conditions.
•Loss ratio of 53.5% improved 7.3 percentage points, mainly due to the amortization of the deferred gain under the loss portfolio transfer contract with a subsidiary of Enstar Group Limited (“LPT”). Additionally, a change in business mix combined with benign development on post LPT accident years compared to prior period further improved the loss ratio, partially offset by the impact of catastrophe losses from Hurricane Milton.
Consolidated Highlights for the Twelve Months Ended December 31, 2024
•Net income available to ordinary shareholders was $431 million with operating income of $433 million. Aspen achieved an operating return on average equity of 19.4%.
•Adjusted underwriting income of $381 million was driven by favorable earnings from premium growth, partially offset by increased catastrophe losses, which included Hurricane Milton, Hurricane Helene, Baltimore bridge and other weather-related events, and increased operating expenses due to an increased number of employees and our investment in operational excellence enhancements.
•Gross written premiums increased by $642 million driven by growth across both segments. Insurance has seen opportunities within Specialty, Casualty and Financial and Professional lines due to increased rate, new business wins and growth in new and existing partnership arrangements. Reinsurance has seen growth across all subsegments by taking advantage of favorable market conditions, achieving significant rate growth on policy renewals, particularly in Casualty and Specialty lines.
•Continued growth by Aspen Capital Markets saw sourced capital grow to $2.2 billion, which resulted in a 24.8% increase in fee income to $169 million.
•Active repositioning of our investments to take advantage of higher interest rates has resulted in an increase in net investment income by $42 million to $318 million. Net realized and unrealized investment (losses)/gains recognized in net income was a loss of $50 million, due to a combination of net realized losses from disposals of some our privately held investments, realized foreign exchange (“FX”) movements and active rotations of the portfolio to benefit future net investment income, partially offset by unrealized gains due to market movements.
•Tax benefit of $22 million was primarily driven by the reversal of brought forward valuation allowance for deferred tax assets in the Company’s U.K. operating subsidiaries of $108 million, offset by increased income tax expense in Aspen’s other operating jurisdictions as a result of higher taxable income.
•As of December 31, 2024, we had $379 million (December 31, 2023: $420 million) of remaining limit available on our LPT contract, representing 31.8% of our 2019 and prior accident year outstanding reserves. This contract provides protection against deterioration on these accident years, significantly limiting Aspen’s exposure to the risk of unfavorable development and strengthening our balance sheet.

Insurance Segment
Operating Highlights for the Three and Twelve Months Ended December 31, 2024

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2024	2023	Change	2024	2023	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$721.7	$581.9	24.0%	$2,723.5	$2,446.6	11.3%
Net written premiums	$493.3	$371.0	33.0%	$1,666.9	$1,483.9	12.3%
Net earned premiums	$439.9	$376.4	16.9%	$1,584.0	$1,460.0	8.5%
Underwriting Expenses
Current accident year net losses and loss expenses	$243.4	$209.4		$924.8	$833.5
Catastrophe losses	14.2	0.3		40.5	33.1
Prior year reserve development, post LPT years	0.2	11.5		0.8	26.6
Adjusted losses and loss adjustment expenses (1)	257.8	221.2		966.1	893.2
Impact of the LPT (2)	(7.2)	25.0		10.4	48.7
Losses and loss adjustment expenses	250.6	246.2		976.5	941.9
Acquisition costs	61.5	45.0		193.2	171.6
General and administrative expenses	80.4	65.7		264.2	233.9
Underwriting income (1)	$47.4	$19.5	$27.9	$150.1	$112.6	$37.5
Adjusted underwriting income (1)	$40.2	$44.5		$160.5	$161.3

Ratios
Current accident year loss ratio, excluding catastrophe losses	55.4%	55.6%		58.3%	57.1%
Current accident year catastrophe loss ratio	3.2	0.1		2.6	2.3
Current accident year loss ratio	58.6	55.7		60.9	59.4
Prior year reserve development ratio, post LPT years	—	3.0		0.1	1.8
Adjusted loss ratio (1)	58.6	58.7		61.0	61.2
Impact of the LPT (2)	(1.6)	6.7		0.6	3.3
Loss ratio	57.0	65.4		61.6	64.5
Acquisition cost ratio	14.0	12.0		12.2	11.8
General and administrative expense ratio	18.3	17.5		16.7	16.0
Combined ratio	89.3%	94.9%		90.5%	92.3%
Adjusted combined ratio (1)	90.9%	88.2%		89.9%	89.0%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income, adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Insurance Segment Results
Aspen Insurance operates on a global and regional product basis, delivers service excellence from underwriting through to claims, thereby transforming risk for our customers into opportunities. Aspen Insurance focuses on market segments with high barriers to entry that require bespoke underwriting expertise and customized solutions to address client needs. Aspen Insurance has long-standing partnerships with brokers and other distribution partners, and our responsiveness and innovative mindset make us an ideal partner to deliver effective risk management solutions. Aspen Insurance is organized into four key portfolios of business: Financial and Professional Lines, Casualty and Liability Lines, First Party Lines and Specialty Lines.

During 2024, Aspen Insurance’s continued focus on disciplined underwriting and operational efficiency has helped it deliver another set of solid results.
Insurance Segment Highlights for the Three Months Ended December 31, 2024
•Underwriting income was $47 million with a combined ratio of 89.3%, a 5.6 percentage point improvement from prior year. Adjusted underwriting income was $40 million with an adjusted combined ratio of 90.9%.
•Gross written premiums were $140 million higher than the prior year as a result of favorable market conditions within Specialty and Casualty, alongside new partnerships in the year.
•Loss ratio of 57.0% improved 8.4 percentage points, mainly due to the amortization of the deferred gain under the LPT contract. Adjusted loss ratio of 58.6% improved 0.1 percentage points, attributable to benign development on post-LPT accident years, offset by the impact of catastrophe losses from Hurricane Milton.
•Acquisition cost ratio of 14.0% represents an increase of 2.0 percentage points. This was driven by an increase in delegated underwriting business which attracts a higher acquisition expense.

Insurance Segment Highlights for the Twelve Months Ended December 31, 2024
•Underwriting income was $150 million with a combined ratio of 90.5%, a 1.8 percentage point improvement from prior year. Adjusted underwriting income was $161 million with an adjusted combined ratio of 89.9%.
•Gross written premiums increased by $277 million. This was mainly due to favorable market conditions in Specialty and Casualty lines, growth in Carbon and new partnerships in the year.
•Loss ratio of 61.6% improved by 2.9 percentage points, mainly due to the amortization of the deferred gain under the LPT contract and benign development on post-LPT accident years, offset with an expected increase in the frequency and severity of losses in financial and professional lines.
•The expense ratio of 28.9%, which includes the acquisition cost ratio and general and administrative expense ratio, deteriorated by 1.1 percentage points. This was predominantly due to an increase in delegated underwriting business which attracts a higher acquisition expense along with a higher expense base due to an increase in the number of employees and our investment in operational excellence enhancements.

Reinsurance Segment
Operating Highlights for the Three and Twelve Months Ended December 31, 2024

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2024	2023	Change	2024	2023	Change
	($ in millions, except for percentages)			($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$289.0	$277.8	4.0%	$1,885.8	$1,521.0	24.0%
Net written premiums	$223.7	$231.8	(3.5)%	$1,275.7	$1,098.0	16.2%
Net earned premiums	$380.4	$290.7	30.9%	$1,305.7	$1,154.5	13.1%
Underwriting Expenses
Current accident year net losses and loss expenses	$147.6	$134.6		$570.1	$538.6
Catastrophe losses	37.8	10.8		146.8	87.0
Prior year reserve development, post LPT years	2.4	4.5		(0.2)	5.7
Adjusted losses and loss adjustment expenses (1)	187.8	149.9		716.7	631.3
Impact of the LPT (2)	0.5	9.3		24.6	(20.2)
Losses and loss adjustment expenses	188.3	159.2		741.3	611.1
Acquisition costs	68.5	48.0		227.0	208.6
General and administrative expenses	28.0	32.5		141.7	120.6
Underwriting income (1)	$95.6	$51.0	$44.6	$195.7	$214.2	$(18.5)
Adjusted underwriting income (1)	$96.1	$60.3		$220.3	$194.0

Ratios
Current accident year loss ratio, excluding catastrophe losses	38.8%	46.3%		43.6%	46.7%
Current accident year catastrophe loss ratio	9.9	3.7		11.2	7.5
Current accident year loss ratio	48.7	50.0		54.8	54.2
Prior year reserve development ratio, post LPT years	0.6	1.6		—	0.5
Adjusted loss ratio (1)	49.3	51.6		54.8	54.7
Impact of the LPT (2)	0.2	3.2		2.0	(1.8)
Loss ratio	49.5	54.8		56.8	52.9
Acquisition cost ratio	18.0	16.5		17.4	18.1
General and administrative expense ratio	7.4	11.2		10.9	10.4
Combined ratio	74.9%	82.5%		85.1%	81.4%
Adjusted combined ratio (1)	74.7%	79.3%		83.1%	83.2%
(1) Adjusted losses and loss adjustment expenses, underwriting income, adjusted underwriting income, adjusted loss ratio and adjusted combined ratio are non-GAAP financial measures as defined in SEC Regulation G. The reconciliations to the most comparable U.S. GAAP financial measures are shown above and a discussion of the rationale for the presentation of these items is provided later in this press release.
(2) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Reinsurance Segment Results
Aspen Reinsurance offers a full suite of products organized around core products in Property Catastrophe, Other Property Reinsurance, Casualty and Specialty. Through our highly experienced underwriting teams which are supported by claims, modelling and actuarial functions, we have developed longstanding relationships with our clients and brokers. We also provide innovative solutions to risk including utilizing Aspen Capital Markets to access additional third-party capital.
During 2024, Aspen Reinsurance continued to take advantage of market opportunities while also seeing the benefit of repositioning of property catastrophe exposures.
Reinsurance Segment Highlights for the Three Months Ended December 31, 2024
•Underwriting income and adjusted underwriting income were each $96 million with a combined ratio of 74.9% and an adjusted combined ratio of 74.7%.
•Gross written premiums increased by $11 million with growth across Casualty and Property Catastrophe lines driven by strategic line size growth, favorable renewals pricing with existing clients and reinstatement premiums from Hurricanes Milton and Helene.
•Loss ratio of 49.5% improved by 5.3 percentage points, mainly due to the amortization of the deferred gain under the LPT contract. Adjusted loss ratio of 49.3% improved by 2.3 percentage points, due to a change in business mix which resulted in a lower loss ratio, predominantly within Specialty lines, and a reduction in prior year development post-LPT years offset by catastrophe losses mainly due to the impact of Hurricane Milton.

Reinsurance Segment Highlights for the Twelve Months Ended December 31, 2024
•Underwriting income was $196 million with a combined ratio of 85.1%. Adjusted underwriting income was $220 million with an adjusted combined ratio of 83.1%.
•Gross written premiums increased by $365 million with growth achieved across all lines, but was most prominent in Casualty and Specialty lines driven by opportunities for targeted growth through new business, growth with existing clients and favorable renewals pricing.
•Loss ratio of 56.8% deteriorated by 3.9 percentage points from prior year, mainly due to catastrophe losses relating to Hurricane Milton, flood events in Dubai, Baltimore bridge, Hurricane Helene and various events in Canada. The loss ratio further deteriorated due to the amortization of the deferred gain under the LPT contract, offset by an improved current accident year loss ratio, excluding catastrophe losses.

Investment Performance

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023
	($ in millions)		($ in millions)
Net investment income	$79.1	$68.4	$318.0	$275.7
Net realized and unrealized investment (losses)/gains recognized in net income (1)	(28.5)	(1.7)	(49.5)	14.5
Change in unrealized (losses)/gains on available for sale investments (before tax) (2)	(69.5)	158.9	34.1	126.2
Total return on investments	$(18.9)	$225.6	$302.6	$416.4

Average cash and investments (3)	$7,693.9	$7,387.1	$7,548.1	$7,242.8
Total return on average cash and investments, pre-tax (4)			4.0%	5.7%

Fixed Income Portfolio Characteristics	As at December 31, 2024	As at December 31, 2023

Book yield	4.2%	3.8%
Average duration	2.9 years	2.6 years

(1) Includes net unrealized gains of $9.1 million and $45.3 million for the three and twelve months ended December 31, 2024, respectively (three and twelve months ended December 31, 2023 — gains of $23.2 million and $51.8 million, respectively).
(2) The tax impact of the change in unrealized gains/(losses) on available for sale investments was a benefit of $8.4 million and an expense of $4.7 million for the three and twelve months ended December 31, 2024, respectively (three and twelve months ended December 31, 2023 — expense of $18.8 million and $20.6 million, respectively).
(3) Average cash and investments are calculated by taking the average of the opening period and closing period balances for total investments plus cash and cash equivalents.
(4) Total return on average cash and investments, pre-tax represents total pre-tax return/(loss) on investments as a percentage of average cash and investments.

•Net investment income of $79 million in the quarter and $318 million for the twelve months ended December 31, 2024 increased as a result of active repositioning of our investments to take advantage of higher interest rates. The book yield of the fixed income securities has increased from 3.8% as at December 31, 2023 to 4.2% as at December 31, 2024. As of December 31, 2024, the average credit rating of these fixed income securities was AA-.
•Net realized and unrealized investment (losses)/gains recognized in net income was a loss of $29 million for the three months ended December 31, 2024. This was due to a combination of net realized losses from disposals of some our privately held investments, realized FX movements and active rotations of the portfolio to benefit future net investment income.
•Net realized and unrealized investment (losses)/gains recognized in net income was a loss of $50 million for the twelve months ended December 31, 2024. This was due to a combination of net realized losses from disposals of some our privately held investments, realized FX movements and active rotations of the portfolio to benefit future net investment income, partially offset by unrealized gains due to market movements.
•The unrealized losses on available for sale investments of $70 million in the quarter were due to increases in U.S. Treasury yields. The unrealized gain of $34 million for the twelve months ended December 31, 2024 was attributable to the materialization of unrealized losses into realized losses, resulting from the active repositioning of our investments.

Shareholders’ equity
•Total shareholders’ equity was $3,372 million as of December 31, 2024, compared with $2,909 million as of December 31, 2023. We continued to generate shareholder value in the period, with net income of $486 million. During the twelve months ended December 31, 2024, distributions to shareholders were $250 million, with ordinary share dividends of $195 million and preference share dividends of $55 million. Other comprehensive gains totaled $10 million for the period, primarily due to valuation and foreign exchange changes related to investments classified as available for sale.
•On November 26, 2024, Aspen issued 9,000,000 depositary shares, each of which represents a 1/1,000th interest in a share of the Company’s newly designated 7.00% Perpetual Non-Cumulative Preference Shares. The preference shares have a liquidation preference of $25,000 per share, equivalent to $25 per depositary share (representing $225 million in aggregate liquidation preference). Net proceeds were $217 million, comprising $225 million of total liquidation preference less $8 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRF”.

Twelve Months Ended December 31, 2024
($ in millions)
Shareholders’ equity at the start of the period	$2,908.5
Net income for the period	486.1
Dividends on ordinary shares	(195.0)
Dividends on preference shares	(54.9)
Other comprehensive income	10.2
Issuance of preference shares	217.0
Shareholders’ equity at the end of the period	$3,371.9

•Our shareholders’ equity, excluding accumulated other comprehensive loss of $390 million and Preference Shares, net of issuance costs, with a total value of $971 million, was $2,792 million as of December 31, 2024 (December 31, 2023: $2,555 million).
•On January 1, 2025, Aspen redeemed all 11,000,000 shares of its issued and outstanding 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares. The redemption price was paid on January 2, 2025. To facilitate this redemption, the funds of $275 million were transferred to a third-party redemption agent on December 30, 2024 and are included in other assets in the consolidated balance sheet.

PMLs
Aspen’s worldwide estimated net Probable Maximum Losses (“PML”) exposures (net of retrocession and reinstatement premiums) as at January 1, 2025 were as follows:

	As at January 1, 2025
(in US$ millions, except percentages)	1-in-100 year PML (1)	1-in-100 year PML as % of Shareholders’ Equity (1)	1-in-250 year PML (1)	1-in-250 year PML as % of Shareholders’ Equity (1)
Worldwide All Perils (2)	$242.2	7.2%	$329.9	9.8%
_____________
(1) Based on total shareholders’ equity of $3,372 million as at December 31, 2024. The estimates reflect Aspen’s view of the modelled maximum losses at the return periods shown which include input from various third-party vendor models and Aspen’s proprietary adjustments to these models and planned reinsurance purchases. Catastrophe loss experience may materially differ from the modelled PMLs due to limitations in one or more of the models or uncertainties in the application of policy terms and limits.
(2) Includes all natural catastrophe perils where Aspen has identified an appropriate stochastic model, such as hurricanes, typhoons, wildfire, earthquakes, etc., and includes a loading for non-modelled classes for our most material peril regions.

Capital Resources
As of December 31, 2024, Aspen had undrawn commitments available for borrowings under its revolving credit facility of up to $300 million (there were no outstanding letters of credit under such facility as of such date). As of December 31, 2024, the borrowing rate on Aspen’s $300 million term loan facility equalled the Term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin (1.38% as of December 31, 2024), or 6.00%.

Earnings materials
The earnings press release for the three and twelve months ended December 31, 2024 will be published on Aspen’s website at www.aspen.co.

For further information please contact

Jo Scott, Group Head of Corporate Communications
Jo.scott@Aspen.co
+44 20 3900 5744

Marc MacGillivray, Chief Accounting Officer
Marc.MacGillivray@Aspen.co
+44 20 7184 8455

Aspen Insurance Holdings Limited
Summary condensed consolidated balance sheet (unaudited)
$ in millions

	As at December 31, 2024	As at December 31, 2023

ASSETS
Total investments	$6,741.5	$6,412.4
Cash and cash equivalents	914.2	1,028.1
Reinsurance recoverables (1)	5,073.7	5,311.3
Premiums receivable	1,617.0	1,435.3
Other assets	1,402.1	1,037.7
Total assets	$15,748.5	$15,224.8

LIABILITIES
Losses and loss adjustment expenses reserves	$8,122.6	$7,810.6
Unearned premiums	2,645.8	2,426.3
Other payables	1,308.2	1,779.4
Long-term debt	300.0	300.0
Total liabilities	$12,376.6	$12,316.3

SHAREHOLDERS’ EQUITY
Ordinary shares	$0.6	$0.6
Preference shares	970.5	753.5
Additional paid-in capital	761.2	761.2
Retained earnings	2,029.7	1,793.5
Accumulated other comprehensive loss, net of tax	(390.1)	(400.3)
Total shareholders’ equity	3,371.9	2,908.5
Total liabilities and shareholders’ equity	$15,748.5	$15,224.8
(1) Included within reinsurance recoverables is $1,190.9 million (December 31, 2023 — $1,624.7 million) recoverable from Enstar under the LPT.

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023
UNDERWRITING REVENUES
Gross written premiums	$1,010.7	$859.7	$4,609.3	$3,967.6
Premiums ceded	(293.7)	(256.9)	(1,666.7)	(1,385.7)
Net written premiums	717.0	602.8	2,942.6	2,581.9
Change in unearned premiums	103.3	64.3	(52.9)	32.6
Net earned premiums	820.3	667.1	2,889.7	2,614.5
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	438.9	405.4	1,717.8	1,553.0
Acquisition costs	130.0	93.0	420.2	380.2
General and administrative expenses	108.4	98.2	405.9	354.5
Total underwriting expenses	677.3	596.6	2,543.9	2,287.7

Underwriting income	143.0	70.5	345.8	326.8

Net investment income	79.1	68.4	318.0	275.7
Interest expense (1)	(11.1)	(14.1)	(62.1)	(55.2)
Corporate and other expenses (2)	(14.0)	(28.3)	(97.3)	(114.0)
Non-operating expenses (3)	(10.6)	(24.3)	(29.9)	(35.1)
Net realized and unrealized foreign exchange gains/(losses) (4)	36.6	(14.5)	39.1	(10.1)
Net realized and unrealized investment (losses)/gains	(28.5)	(1.7)	(49.5)	14.5
INCOME BEFORE TAX	194.5	56.0	464.1	402.6
Income tax benefit	54.1	173.5	22.0	132.1
NET INCOME	248.6	229.5	486.1	534.7
Dividends paid on preference shares	(13.8)	(13.9)	(54.9)	(49.9)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$234.8	$215.6	$431.2	$484.8

Loss ratio	53.5%	60.8%	59.4%	59.4%
Acquisition cost ratio	15.8%	13.9%	14.5%	14.5%
General and administrative expense ratio	13.2%	14.7%	14.0%	13.6%
Expense ratio	29.0%	28.6%	28.5%	28.1%
Combined ratio	82.5%	89.4%	87.9%	87.5%
Adjusted combined ratio (5)	83.4%	84.3%	86.8%	86.4%
(1) Interest expense includes interest on funds withheld balances related to the LPT contract.
(2) Corporate and other expenses include other income/(expenses), which were previously presented separately.
(3) Non-operating expenses in the three and twelve months ended December 31, 2024 and December 31, 2023 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Three Months Ended December 31, 2024			Three Months Ended December 31, 2023
	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

Gross written premiums	$289.0	$721.7	$1,010.7	$277.8	$581.9	$859.7
Net written premiums	223.7	493.3	717.0	231.8	371.0	602.8
Gross earned premiums	523.9	689.5	1,213.4	403.2	623.1	1,026.3
Net earned premiums	380.4	439.9	820.3	290.7	376.4	667.1
Losses and loss adjustment expenses	188.3	250.6	438.9	159.2	246.2	405.4
Acquisition costs	68.5	61.5	130.0	48.0	45.0	93.0
General and administrative expenses	28.0	80.4	108.4	32.5	65.7	98.2
Underwriting income	$95.6	$47.4	$143.0	$51.0	$19.5	$70.5

Net investment income			79.1			68.4
Net realized and unrealized investment (losses)			(28.5)			(1.7)
Corporate and other expenses (1)			(14.0)			(28.3)
Non-operating expenses (2)			(10.6)			(24.3)
Interest (expense) (3)			(11.1)			(14.1)
Net realized and unrealized foreign exchange gains/(losses) (4)			36.6			(14.5)
Income before tax			194.5			56.0
Income tax benefit			54.1			173.5
Net income			$248.6			$229.5

Ratios
Loss ratio	49.5%	57.0%	53.5%	54.8%	65.4%	60.8%
Acquisition cost ratio	18.0%	14.0%	15.8%	16.5%	12.0%	13.9%
General and administrative expense ratio	7.4%	18.3%	13.2%	11.2%	17.5%	14.7%
Expense ratio	25.4%	32.3%	29.0%	27.7%	29.5%	28.6%
Combined ratio	74.9%	89.3%	82.5%	82.5%	94.9%	89.4%
Adjusted combined ratio (5)	74.7%	90.9%	83.4%	79.3%	88.2%	84.3%

(1) Corporate and other expenses include other income/(expenses), which were previously presented separately.
(2) Non-operating expenses in the three months ended December 31, 2024 and December 31, 2023 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(3) Interest expense includes interest on funds withheld balances related to the LPT contract.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Twelve Months Ended December 31, 2024			Twelve Months Ended December 31, 2023
	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

Gross written premiums	$1,885.8	$2,723.5	$4,609.3	$1,521.0	$2,446.6	$3,967.6
Net written premiums	1,275.7	1,666.9	2,942.6	1,098.0	1,483.9	2,581.9
Gross earned premiums	1,822.1	2,565.7	4,387.8	1,562.0	2,444.8	4,006.8
Net earned premiums	1,305.7	1,584.0	2,889.7	1,154.5	1,460.0	2,614.5
Losses and loss adjustment expenses	741.3	976.5	1,717.8	611.1	941.9	1,553.0
Acquisition costs	227.0	193.2	420.2	208.6	171.6	380.2
General and administrative expenses	141.7	264.2	405.9	120.6	233.9	354.5
Underwriting income	$195.7	$150.1	$345.8	$214.2	$112.6	$326.8

Net investment income			318.0			275.7
Net realized and unrealized investment (losses)/gains			(49.5)			14.5
Corporate and other expenses (1)			(97.3)			(114.0)
Non-operating expenses (2)			(29.9)			(35.1)
Interest expense (3)			(62.1)			(55.2)
Net realized and unrealized foreign exchange gains/(losses) (4)			39.1			(10.1)
Income before tax			464.1			402.6
Income tax benefit			22.0			132.1
Net income			$486.1			$534.7

Ratios
Loss ratio	56.8%	61.6%	59.4%	52.9%	64.5%	59.4%
Acquisition cost ratio	17.4%	12.2%	14.5%	18.1%	11.8%	14.5%
General and administrative expense ratio	10.9%	16.7%	14.0%	10.4%	16.0%	13.6%
Expense ratio	28.3%	28.9%	28.5%	28.5%	27.8%	28.1%
Combined ratio	85.1%	90.5%	87.9%	81.4%	92.3%	87.5%
Adjusted combined ratio (5)	83.1%	89.9%	86.8%	83.2%	89.0%	86.4%

(1) Corporate and other expenses include other income/(expenses), which were previously presented separately.
(2) Non-operating expenses in the twelve months ended December 31, 2024 and December 31, 2023 includes expenses in relation to consulting fees, transformation activities, and other non-recurring costs.
(3) Interest expense includes interest on funds withheld balances related to the LPT contract.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Adjusted combined ratio removes the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract. Adjusted combined ratio represents the performance of our business for accident years 2020 onwards, which we believe better reflects the underlying underwriting performance of the ongoing portfolio.

About Aspen Insurance Holdings Limited (“Aspen” or the “Company”)
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For more information about Aspen, please visit www.aspen.co.
Please refer to the “Financials – Annual Reports” section of Aspen’s investor website for a copy of our most recent Annual Report on Form 20-F.

Cautionary Statement Regarding Forward-Looking Statements
This press release or any other written or oral statements made by or on behalf of the Company may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry, the occurrence, timing and results of, and market reaction to, our proposed initial public offering and proposed listing of our ordinary shares on the New York Stock Exchange and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2023, as filed with the U.S. Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in the Aspen’s periodic filings with the SEC, which should be deemed incorporated herein.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Basis of Preparation
Aspen has prepared the financial information contained within this financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.
Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments and non-operating expenses and income.

Aspen excludes these items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen's results of operations in a manner similar with how management analyzes Aspen's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Three Months Ended,		Twelve Months Ended
(in $ millions)	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$234.8	$215.6	$431.2	$484.8
Add/(deduct) items before tax
Net foreign exchange (gains)/losses	(36.6)	14.5	(39.1)	10.1
Net realized and unrealized investment losses/(gains)	28.5	1.7	49.5	(14.5)
Non-operating expenses	10.6	24.3	29.9	35.1
Impact of the LPT, net of certain costs related to the LPT contract with Enstar	(3.4)	39.8	62.6	50.5
Non-operating income tax (benefit)	(88.9)	(198.3)	(101.6)	(198.4)
Operating income	$145.0	$97.6	$432.5	$367.6

Underwriting result or income/loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the underwriting expenses. Underwriting expenses are the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income or loss also excludes certain costs related to the LPT. Adjusted underwriting income or loss represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.

Average equity, a non-GAAP financial measure, is used in calculating ordinary shareholders return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding the average value of preference shares less issue expenses.
Loss ratio is the sum of current year net losses, catastrophe losses, prior year reserve strengthening/(releases), and the impact of the LPT as a percentage of net earned premiums.
Adjusted loss ratio is a non-GAAP financial measure. It is the sum of current year net losses, catastrophe losses and prior year reserve strengthening/(releases) post-LPT years, as a percentage of net earned premiums. Adjusted loss ratio excludes the change in the deferred gain on retroactive reinsurance contracts and represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing business.
Combined ratio is the sum of the loss ratio and the expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.
Adjusted combined ratio is a non-GAAP financial measure. It is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Underwriting Income, Adjusted Underwriting Income and Adjusted Combined Ratio	Three Months Ended December 31,		Twelve Months Ended December 31,
(in $ millions except where stated)	2024	2023	2024	2023

Net earned premium	$820.3	$667.1	$2,889.7	$2,614.5

Current accident year net losses and loss expenses	391.0	344.0	1,494.9	1,372.1
Catastrophe losses	52.0	11.1	187.3	120.1
Prior year reserve development, post LPT years	2.6	16.0	0.6	32.3
Adjusted losses and loss adjustment expenses	445.6	371.1	1,682.8	1,524.5
Impact of the LPT (1)	(6.7)	34.3	35.0	28.5
Losses and loss adjustment expenses	438.9	405.4	1,717.8	1,553.0
Acquisition costs	130.0	93.0	420.2	380.2
General and administrative expenses	108.4	98.2	405.9	354.5
Underwriting expenses	$677.3	$596.6	$2,543.9	$2,287.7

Underwriting income	$143.0	$70.5	$345.8	$326.8

Combined ratio	82.5%	89.4%	87.9%	87.5%

Adjusted underwriting income	$136.3	$104.8	$380.8	$355.3
Adjusted combined ratio	83.4%	84.3%	86.8%	86.4%
Adjusted loss ratio	54.4%	55.7%	58.3%	58.3%
(1) Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts as per accounting requirements for retroactive reinsurance under U.S. GAAP.

Operating return on average equity is calculated by taking the operating income divided by average equity attributable to ordinary shareholders. Operating return on average equity for the three months ended December 31, 2024 and 2023 has been annualized.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2024	2023	2024	2023
	($ in millions)		($ in millions)
Total shareholders’ equity	$3,371.9	$2,908.5	$3,371.9	$2,908.5
Preference shares less issue expenses	(970.5)	(753.5)	(970.5)	(753.5)
Average adjustment	(65.8)	(186.7)	(174.0)	(336.2)
Average ordinary shareholder’s equity	$2,335.6	$1,968.3	$2,227.4	$1,818.8

Operating income	$145.0	$97.6	$432.5	$367.6

Annualized operating return on average equity	24.8%	20.0%	19.4%	20.2%
Annualized net income available to ordinary shareholders on average equity	40.2%	44.0%	19.4%	26.7%